310 Holdings, Inc.
9903 Santa Monica Boulevard, Suite 406,
Beverly Hills, California 90212

April 20, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.W.
Division of Corporate Finance
Washington, D.C. 20549

Re: 310 Holdings, Inc.
Form 8-K Filed March 18, 2009
File No. 000-52444

In response to your letter of March 20, 2009, we respond as follows:

Form 8-K/A Filed April 10, 2009

Item 4.01 Changes Registrant's Certifying Accountant

1.           The amended 8-K continues to refer to the report of Tarvaran, Askelson & Company, LLP on the financial statements for the most recent quarter. We note such references in the first sentence of the second paragraph and third sentence of the third paragraph. As explained in prior comment number 1, disclosures regarding an auditor's report on a quarterly period are inappropriate under Item 304 of Regulation S-K. Please amend your Form 8-K to remove these references accordingly.

We have noted your comment and have revised the disclosure.

2.    In your amended Form 8-K, include a dated Exhibit 16 letter from the former accountant addressing the revised disclosures.

We have noted your comment and included a dated Exhibit 16 letter from the former accountant addressing the revised disclosures.

The Company hereby acknowledges:

●           The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●           Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

●           The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Nicole Wright
Nicole Wright
Chief Executive Officer
Date:  April 20, 2009